SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

February 12, 2024

CONFIDENTIAL

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Amendment No. 4 to Registration Statement on Form F-1
Filed February 6, 2024
File No. 333-274283

Dear Mr. Watson, Mr. Decker, Ms. Beukenkamp and Ms. Ransom,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 9, 2024 regarding the Company’s registration statement on Form F-1 filed on February 6, 2024 (the “Amendment No. 4 to Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 5 to Registration Statement”).

The Company has responded to all of the Staff’s comments by revising the Amendment No. 4 to Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 4 to Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5 to Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Amendment No. 5 to Registration Statement

Capitalization, page 44

1.	We read your response to prior comment 1. Please tell us how you determined the fair value of the 2,086,561 Class A Ordinary Shares issued to consultants and 1,131,715 Class A Ordinary Shares issued to your employees pursuant to the Scheme and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Also, please tell us your consideration of disclosing how you accounted for the 2,086,561 Class A Ordinary Shares issued to consultants and 1,131,715 Class A Ordinary Shares issued to your employees in your Capitalization Table.

The fair value of the Class A Ordinary Share issued to consultants and employees is determined based on the estimated range of the initial public offering at mid-point of US$4.50 per Class A Ordinary Shares. As of December 31, 2023, the estimated fair value of the Class A Ordinary Share issued to consultants and employees would be US$14.5 million (unaudited). In response to the Staff’s comment, the Company has also revised disclosure on pages 44 and 45 of the Amendment No. 5 to Registration Statement.

If you have any questions regarding the Amendment No. 5 to Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Junming Terence Zou, Chairman of the Board of Directors and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Joanne Chiu, Partner, Kreit & Chiu CPA LLP
William S. Rosenstadt, Esq., Partner, Ortoli Rosenstadt LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Yarona L. Yieh, Esq., Counsel, Ortoli Rosenstadt LLP

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel